UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  VIZARIO, INC.
                            -------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    92855T109
                                  -------------
                                 (CUSIP Number)

                    China IPTV Industry Park Holdings Limited
                Suite 1005 B, Sino Plaza, 255-257 Gloucester Road
                             Causeway Bay, Hong Kong
                            Telephone: 852-2367-2018
                            Facsimile: 852-2367-2018
                      Attention: Peng Xiao Rong, Secretary
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 2006
                                    ---------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92855T109                                           Page 2 of 9 Pages
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1  NAME OF REPORTING PERSONS                  China IPTV Industry Park Holdings
                                              Limited
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|
                                                               (b) |X|
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3  SEC USE ONLY
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4  SOURCE OF FUNDS     [WC]
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      |_|
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                          British Virgin Islands
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NUMBER OF              7    SOLE VOTING POWER                  200,000,000
SHARES                 ---------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER                -0-
OWNED BY               ---------------------------------------------------------
THE                    9    SOLE DISPOSITIVE POWER             200,000,000
REPORTING              ---------------------------------------------------------
PERSON WITH            10   SHARED DISPOSITIVE POWER           -0-
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         11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY      200,000,000
                   THE REPORTING PERSON
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         12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW     |_|
                   (11) EXCLUDES CERTAIN SHARES*
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         13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                   IN ROW (11)                                 50.3%
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         14        TYPE OF REPORTING PERSON*                   CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No92855T109                                              Page 3 of 9 Pages
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D (the "Schedule 13D"), relates to common stock, par value $.001 ("Common Stock") of Vizario, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Flat C13/F, On Luen Building, 9 Kimberley Street, Kowloon, Hong Kong.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed on behalf of China IPTV Industry Park Holdings Limited, a British Virgin Islands corporation ("CIIP"). CIIP is engaged in investment holdings. The address of CIIP's principal office is Suite 1005 B, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong

(b) During the last five years, no executive officer, director or control person of CIIP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

(c) During the last five years, no executive officer, director or control person of CIIP has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On May 1, 2006, CIIP acquired 200,000,000 shares of Common Stock from the Issuer for a purchase price of $600,000. The funds came from the working capital of CIIP.

ITEM 4.    PURPOSE OF TRANSACTION.

      CIIP has no present intention to engage or cause the Issuer to engage in any transactions or activities which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

      (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

      (d) any other material change in the Issuer's business or corporate structure.

      (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

      (f) any other material changes in the Issuer's business or corporate structure.

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      (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

      (h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

      (j) any action similar to any of those enumerated above.

CIIP has acquired the Common Stock for general investment purposes, CIIP is not a party to any agreements to acquire any additional Common Stock at this time. Notwithstanding the foregoing, CIIP retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In addition, CIIP has the right to elect members to the Issuer's Board of Directors.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this report, CIIP beneficially owns an aggregate of 200,000,000 shares of the Issuer's Common Stock, which represents 50.3% of the Issuer's issued and outstanding Common Stock.

(b) As of the date of this report, CIIP has the sole power to vote or direct the voting of, or dispose or direct the disposition of 200,000,000 shares of the Issuer's Common Stock.

(c) The Reporting Person has not effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) CIIP remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 1, 2006, CIIP entered into a Stock Purchase Agreement with the Issuer for the purchase of 200,000,000 shares of the Issuer's Common Stock for an aggregate purchase price of $600,000.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Stock Purchase Agreement, dated as of May 1, 2006, by and between Vizario, Inc. and China IPTV Industry Park Holdings Limited.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 25, 2006                    CHINA IPTV INDUSTRY PARK HOLDINGS LIMITED

                                                    By: /s/ Peng Xiao Rong
                                                            --------------------
                                                            Name: Peng Xiao Rong
                                                            Title: Secretary

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